SUB-ITEM 77J(a)

          REVALUATION OF ASSETS OR RESTATEMENT OF CAPITAL SHARE ACCOUNT



On May 11, 2001, the Board of Trustees of AIM Floating Rate Fund approved the revised Procedures for Valuing Securities (Pricing Procedures). The procedures have been revised to strengthen the controls surrounding the pricing and valuations of the loans in the fund.